February 20, 2019

James Doris
Principal Executive Officer
Viking Energy Group, Inc.
15915 Katy Freeway, Suite 450
Houston, TX 77094

       Re: Viking Energy Group, Inc.
           10-K filed April 17, 2018
           10-K/A filed April 25, 2018
           File No. 000-29219

Dear Mr. Doris:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
Resources